Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Big Derby Distilling Company
1250 Alaskan Way
Seattle, WA 98101
copperworksdistilling.com

Up to $617,999.64 in Non-Voting Common Stock at $0.68
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Big Derby Distilling Company
Address: 1250 Alaskan Way, Seattle, WA 98101
State of Incorporation: WA
Date Incorporated: January 13, 2011

Terms:

Equity

Offering Minimum: $9,999.40 | 14,705 shares of Non-Voting Common Stock
Offering Maximum: $617,999.64 | 908,823 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.68
Minimum Investment Amount (per investor): $249.56

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Investment Incentives & Bonuses*

Time-Based Bonuses

First 72 Hours: 15% Bonus Shares

Next 72 Hours: 10% Bonus Shares

Next Two Weeks: 5% Bonus

Amount-Based Perks

Invest $249: Receive an invitation to quarterly investor updates, plus one complimentary distillery tour for you and a guest

Invest $1,000: Your name is displayed as an investor at Copperworks Distilling, plus 10% off a single order + Each item from the previous reward tier

Invest $2,500: Lifetime 10% discount on all purchases from Copperworks (excluding taxes and shipping fees) + Each item from previous reward tiers

Invest $5,000: Lifetime of tastings of our core line of spirits for you and three guests in our tasting room + Each item from previous reward tiers

Invest $10,000: One-week early access to all special, limited-edition releases, plus an invitation to join our team for a single taste panel session (virtual or in-person) + Each item from previous reward tiers

Invest $15,000: Private distillery tour for up to 15 people, including cask tastings and light appetizers with a Copperworks co-founder + Each item from previous reward tiers

Invest $25,000: Spend a day with our distillers, including lunch (or dinner) with a member of our leadership team + Each item from previous reward tiers

Invest $50,000: Help select a single cask of whiskey to be bottled and sold to the public + Each item from previous reward tiers

Invest $100,000: Receive an invitation to join our board of advisors + Each item from previous reward tiers

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Overview

Big Derby Distilling Company dba Copperworks Distilling Co. ("Copperworks" or the "Company") produces American Single Malt Whiskey, Gin, and Vodka all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle Waterfront, at our tasting room location in Kenmore, WA, through distribution in bars, restaurants, grocery stores, and liquor stores throughout Washington, and with targeted distribution in Las Vegas, Canada, Australia, Italy, Pennsylvania, Japan, and Taiwan.

Copperworks is nationally recognized as a craft spirits industry leader and as one of the top producers of American Single Malt Whiskey, as indicated by the company being named "Distillery of the Year" in 2018 by the American Distilling Institute. We believe our sales history and enthusiastic customer response have proven that our products are exceptional and desirable, and we now plan to scale production and offer additional customer experience opportunities to meet unfilled demand and supply markets outside our home state.

Corporate Structure

Copperworks was initially organized as Derby Distilling Company, a Washington corporation on January 13, 2011, and formally changed its name to Big Derby Distilling Company on November 2, 2011.

The Company's Intellectual Property ("IP"):

The Company has US registered trademark for "COPPERWORKS" in class 033. The Company has pending registrations for US Trademarks for "MALTSMITH", "PEATSMITH", and "FARMSMITH" in class 033 which have been filed with the USPTO.

Competitors and Industry

Competitors

Imported and domestically produced spirits, as well as beer, wine, and other alcoholic beverages, are all in competition for the market of beverage alcohol. In Washington State, there are over 100 distilleries, and nationally there are over 2,000. But, we believe only a handful of distilleries produce as much or more American Single Malt Whiskey as Copperworks. The only ones we believe are in that category are: 10th Street Distillery, Balcones Distilling, Clear Creek Distillery, Santa Fe Spirits, Stranahan's, Virginia Distilling, Westland, and Westward.

In the Washington State market, based on our knowledge, we believe only Westland Distillery is producing quantities of American Single Malt Whiskey greater than Copperworks Distilling.

Industry

According to the 2022 Craft Spirits Data Project, the number of active craft distillers in the U.S. grew by 17.4% to reach a total of 2,687. The U.S. craft spirits market volume reached over 13.2 million 9-liter cases in retail sales in 2021, representing an annual growth rate of 10.4%. In value terms, the market reached $7.5 billion in sales, representing an annual growth rate of 12.2%. U.S. craft spirits market share of total U.S. spirits reached 4.9% in volume and 7.5% in value in 2021, up from 4.7% in volume and 7.1% in value in 2020. Exports of U.S. craft spirits increased by 58%, reaching 164,000 9-liter cases.

Numerous bars and restaurants in the Seattle area closed during COVID-19. We believe there is only one other distillery (Old Log Cabin Distillery) in the Seattle market that offers a dining experience, and in the downtown location, two quality cocktail bars closed nearby (Lecosho and Heartwood Provisions), giving us a very strong market in that area. In Kenmore, there are no distilleries, and only two breweries offering food.

Current Stage and Roadmap

Current Stage

Big Derby Distilling Co, DBA Copperworks Distilling Co. was incorporated in the State of Washington in January 2011. Since then we have:

-- More than ten years of successful operation.

2013 - $44,565.45 (Partial Year - Began Sales in September)

2014 - $268,730.90

2015 - $353,748.74

2016 - $527,640.39

2017 - $726,201.43

2018 - $857,229.56

2019 - $895,182.31

2020 - $1,026,360.37

2021 - $846,090.00

2022 - $1,030,662.00

2023 - $905,535.00

-- Seasoned industry professionals direct the company. Experienced, trained staff and high-capacity equipment allow quick growth.

-- Stunning showpiece distillery and tasting room in a highly visible waterfront location with an estimated 30,000 visitors per year.

-- Thorough distribution throughout Washington. New markets open in Las Vegas, Canada, Australia, Italy, Pennsylvania, Japan, and Taiwan.

-- A recently opened new tasting room, cocktail bar, and event space on a highly trafficked recreation and commuting trail in Kenmore, Washington. Plans in progress to partner with a local chef to add a restaurant to the Kenmore space.

Future Roadmap

Plans for the next 5 years include taking possession of the iconic Pike Brewing facility where we will begin to brew our own wash for our distillation process. This facility will also include ample space for barrel storage and an area for customer engagement through tastings, cocktails, and bottle sales.

The Team

Officers and Directors

Name: Jason Parker

Jason Parker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, President, Secretary and Principal Account Officer
  Dates of Service: June, 2011 - Present
  Responsibilities: Company leadership. Manage all board and committee meeting logistics. Jason Parker does not receive an annual salary, however, there are plans for Jason to begin taking a salary of approximately $75,000 per year starting this July. Jason presently holds 8,474,547 shares of Common Stock.

Other business experience in the past three years:

- Employer: Craft Maltsters Guild
  Title: Associate Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Participate in committee work and advancement of the guild's mission to promote and educate the general public about the tradition of craft malting in North America.

Name: Micah Nutt

Micah Nutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President, Director
  Dates of Service: November, 2011 - Present
  Responsibilities: Leadership and back-up to President. Micah Nutt does not receive an annual salary and presently holds 8,656,746 shares of Common Stock. Micah is not currently working for Copperworks in a day-to-day operational

capacity.

Name: Jeffrey Kanof

Jeffrey Kanof's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Vice President
  Dates of Service: February, 2019 - Present
  Responsibilities: Leadership. Back-up to President. Jeffrey Kanof has an annual salary of $94,000 and presently holds 3,019,245 shares of Common Stock.

Other business experience in the past three years:

- Employer: American Craft Spirits Association.
  Title: Associate Board Member
  Dates of Service: April, 2018 - Present
  Responsibilities: Serve on the Board of Directors for a Non-Profit Organization and act as the secretary/treasurer of the organization

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Common Stock in the amount of up to $617,999.64 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,

and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-Working Officer
Micah Nutt is now a non-working officer. As such, it is likely that the company will not make the same progress as it would if he were working part or full time.

Small Business
Our future success depends on the efforts and relationships of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Industry/Whiskey
The current distilled spirits market growth could slow or stop in the future which may adversely effect the company.

Reduction of Tourism
A portion of our future success depends on the tourism on the Seattle waterfront. Construction projects, pandemics, natural disaster, and other factors may reduce the level of tourism based traffic and therefore have an adverse effect on the company.

Supplier
A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely effect the company.

Political
The political climate could change such that it is more challenging to sell our products in various markets and/or obtain the materials needed to create our products. For example, increased or extended tariffs and/or embargos with certain countries would adversely effect the company.

Competition
The distilled spirits industry is fiercely competitive. The company will face competition from other craft distillers as well as mass market distilleries and conglomerates with much larger marketing budgets.

Covid-19 Risk Factor
Our results of operations may be negatively impacted by the coronavirus outbreak or other similar events in the future. In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the outbreak have been vast and are still ongoing. We currently rely on third-party suppliers and manufacturers in China or other countries impacted by COVID-19. This outbreak has resulted in the extended shutdown of certain businesses in China and otherwise, which may in turn result in disruptions or delays to our supply chain or supply chains of parties we contract with. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our products. In addition, Washington State and the area in and around Seattle have previously responded with local restrictions which have, and could in the future continue to, negatively impact our business or the businesses of third parties we contract with.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such,

holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Micah Nutt	8,656,746	Common Stock	42.62%
Jason Parker (2,000,000 shares); Big Derby Distilling Company 40l(k) Plan fbo Jason Parker (6,474,547 shares)	8,474,547	Common Stock	41.72%

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 908,823 of Non-Voting Common Stock .

Common Stock

The amount of security authorized is 37,000,000 with a total of 20,310,538 outstanding.

Voting Rights

1 vote per share.

Material Rights

The Corporation, its holders of Voting Common Stock and its holders of Non-Voting Stock (the "Voting Common Shareholders," the "Non-Voting Common Shareholders, and the "Shareholders" as defined) were party to a certain Second Amended and Restated Shareholder Agreement which governed the ownership of the shares of the Corporation's classes of common stock owned by such holders.

Please see below for a summary of the rights for the Company's Voting Common Stock. Please also see Exhibit F of the Offering Memorandum to Form C for the Second Amended and Restated Shareholder Agreement.

Right of First Offer. Subject to the terms and conditions of this Subsection and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "Offered Shareholder"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting Common Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of such Voting Common Shareholder ("Shareholder Beneficial Owners"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "Shareholder".

Restrictions on Transfer. Except as permitted by Section 2(b) of the Second Amended & Restated Shareholder Agreement, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "Transfer"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 in the Second Amended & Restated Shareholder Agreement. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act

Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of the Second Amended & Restated Shareholder Agreement, subject to the limitations set forth in Section 2(a) of the Second Amended & Restated Shareholder Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 of the Second Amended & Restated Shareholder Agreement, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "Majority Shareholders") desire to sell shares of

Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "Sale"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "Minority Shareholders") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non- competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Drag-Along Right language, then each Minority Shareholder owning shares of Voting Common Stock (a "Tag-along Shareholder") shall have a right to sell a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("Tag-along Right").

Non-Voting Common Stock

The amount of security authorized is 25,000,000 with a total of 7,115,284 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock .

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 7(g)(i-ii) in the Subscription Agreement.

<u>By agreeing to invest in this offering, you are agreeing to join the Second Amended and Restated Shareholder Agreement as a Non-Voting Common Shareholder. Please see below for a summary of the material rights associated with the Company's Non-Voting Common Stock for this offering. Please see Exhibit F of the Form C's Offering Memorandum.</u>

For the purposes of the Shareholder Agreement, the shares of Voting Common Stock and Non-Voting Common Stock are collectively known as the "Common Stock."

Restrictions on Transfer. Except as permitted by Section 2(b) of the Second Amended & Restated Shareholder Agreement, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "Transfer"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 in the Second Amended & Restated Shareholder Agreement. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act

Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of the Second Amended & Restated Shareholder Agreement, subject to the limitations set forth in Section 2(a) of the Second Amended & Restated Shareholder Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 of the Second Amended & Restated Shareholder Agreement, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "Majority Shareholders") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "Sale"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "Minority Shareholders") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non- competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Non-Voting Common
  Type of security sold: Equity
  Final amount sold: $776,980.62

Number of Securities Sold: 1,992,258
Use of proceeds: Operations and production.
Date: April 29, 2020
Offering exemption relied upon: Regulation CF

- Name: Non-Voting Common
  Type of security sold: Equity
  Final amount sold: $1,989,834.99
  Number of Securities Sold: 3,926,255
  Use of proceeds: Capital expenditures (87% of funds), Operations (4.5% of funds), Marketing (5% of funds).
  Date: January 01, 2022
  Offering exemption relied upon: Regulation CF

- Name: Non-Voting Common
  Type of security sold: Equity
  Final amount sold: $604,720.85
  Number of Securities Sold: 1,046,612
  Use of proceeds: Capital expenditures (87% of funds), Operations (4.5% of funds), Marketing (5% of funds).
  Date: July 29, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2023.

Revenue:

Revenue for the fiscal year 2022 was $1,030,662 compared to $905,535 in fiscal year 2023. This decrease is in large part due to a decline in sales to wholesale accounts (bars and restaurants) that have declined after a post-COVID rebound.

Cost of Sales:

Cost of Sales for fiscal year 2022 was $642,592 compared to $505,380 in fiscal year 2023. This decrease is due to decreased sales to wholesale accounts (bars and restaurants) that have declined after a post-COVID rebound.

Gross Margins:

Gross profit in 2022 was $388,070, compared to $400,155 in 2023. Gross margins as a percentage of revenue increased from 37.7% in 2022 to 44.2% in 2023.

To grow the Company's inventory of aging whiskey so we have sufficient product to sell in 3-7 years, we'll need further investments, which will most likely come from selling equity in the Company.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are limited in sales opportunities by the number of whiskey casks we produced 3-7 years ago and we have added an additional direct sales outlet and plan to out more in the future. Therefore, ifwe are able to grow the Company's whiskey production and direct sales outlet revenue, the Company can have increases in sales and revenue numbers that are much greater than they have been historically. The Company's goal is to grow mature whiskey stocks to the point where annual sales can exceed the cost of producing. In order to do so we will have to have sufficient capital and staffing to produce such whiskey. We will also need to market and sell the increased quantity of product when it reaches its maturity, which will require significant financial resources dedicated to sales and marketing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 11, 2024, the Company has approximately $198,396.11 in cash.

The Company currently has a revolving line of credit with Wells Fargo for a total amount available of $51,600. As of May 28 2024, this line of credit currently has an outstanding balance of $19680.36

The Company also currently has a revolving line of credit with Capital One for a total amount available of $20,000. As of May 28, 2024, this line of credit currently has an outstanding balance of $0.

The Company also has a revolving line of credit with American Express for a total amount available of $25,800. As of May 28 2024, this line of credit currently has an outstanding balance of $0.

The Company also currently has a revolving line of credit with Citibank for a total amount available of $16,000. As of May 28, 2024, this line of credit currently has an outstanding balance of $0.

Personal loans from family may be an option, based on terms and availability at time of need.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the Company's operations. These funds are required to support the Company's planned growth. Whether it is through this crowdfunding campaign or other fundraising mechanisms, a cash infusion is needed to finance the Company's new locations, increased production, and increased sales and marketing efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign or some other source of investment in the Company are necessary to the viability of the company..

In the event that we are unable to raise funds, we will seek alternative investments while we continue to operate but at a significantly reduced scale with fewer people, lower production rates, and pushed-back dates on the Company's expansion projects.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 to 2 months before finding alternative methods for raising funds. We believe we can sustain for at least 1 to 2 months at our current burn rate because we are approaching our busiest time of year with tourism ramping up and good weather bringing more customers to our locations. he Company's current monthly net burn rate is approximately

$60,000 per month, which includes, among other things, payroll, rent for two locations, cost of goods sold, supplies., We can reduce that significantly by reducing operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to complete the expansion projects and operate indefinitely. We believe if we raise the maximum offering amount we will be able to build our restaurant, our new location, and increase our production. We believe the additional restaurant, new location, and increased production will allow us to bring in significant additional revenue. We believe that once that significant additional revenue is occurring we will become profitable and therefore can sustain the business indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company may pursue direct investments from Accredited Investors.

Indebtedness

- Creditor: Micah Nutt
  Amount Owed: $1,726,927.47
  Interest Rate: 5.0%
  Maturity Date: November 09, 2038
  If Company misses a payment, the interest rolls up into the principle and a penalty of the entire missed payment amount can be paid out via stock at fair market value with consent of Creditor.

- Creditor: Micah Nutt
  Amount Owed: $814,278.77
  Interest Rate: 6.0%
  Maturity Date: October 31, 2024

- Creditor: John Parker
  Amount Owed: $56,062.91
  Interest Rate: 4.1%
  Maturity Date: November 20, 2024

- Creditor: Toyota Lift Northwest- lease agreement
  Amount Owed: $9,832.51
  Interest Rate: 3.988%
  Maturity Date: August 14, 2025

- Creditor: Micah Nutt
  Amount Owed: $200,000.00
  Interest Rate: 6.0%
  Maturity Date: October 31, 2024

Related Party Transactions

- Name of Person: Micah Nutt
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Issuer of an outstanding loan of $1,726,927.47 to the company with a due date of 11/09/2038.
  Material Terms: Interest paid monthly at 5%. On November 9, 2023, the company issued a Promissory Note to the Co-Founder, Director, and one of the biggest shareholders, Micah Nutt, in the amount of $1,677,387. The note bears an interest rate 5% and has maturity date set on November 9, 2038. As of May 9, 2024, the outstanding balance of the note is $1,726,927.47. If Company misses a payment, the interest rolls up into the principle and a penalty of the entire missed payment amount can be paid out via stock at fair market value with consent of Creditor.

- Name of Person: Micah Nutt
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Issuer of an outstanding loan of $814,278.77 to the company with a due date of 10/31/2024
  Material Terms: Interest rate of 6%. On April 30, 2024 the company issued a Promissory Note to the Co-Founder, Director, and one of the biggest shareholders.

- Name of Person: John Parker
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Issuer of outstanding loan of $56,062.91
  Material Terms: Loan of $56,062.91, 5.3% interest rate, Maturity date of 11/20/2024. On November 20, 2022, the company issued a Promissory Note to John D. Parker, who is the father of the co-founder and president, Jason Parker.

- Name of Person: Micah Nutt
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Issuer of an outstanding loan of $200,000 to the company with a due date of 10/31/2024.
  Material Terms: Interest rate of 6%. On June 11, 2024 the company issued a Promissory Note to the Co-Founder, Director, and one of the biggest shareholders.

Valuation

Pre-Money Valuation: $18,649,558.96

Valuation Details:

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock authorized or outstanding; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

The Company determined its pre-money valuation by multiplying its 2023 revenue by a derived multiplier.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Capital Expenditures
  94.5%
  Build-out of outdoor section of our Kenmore facility.

If we raise the over allotment amount of $617,999.64, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  20.0%
  Communications, advertising, public relations and other activities related to promoting the Copperworks brand and its retail locations. Advertising, communications, and public relations to promote our crowdfunding campaign.

- Debt Repayment
  20.0%
  Debt Repayment

- Operations
  27.25%
  Labor, raw materials, and other operational costs associated with increasing whiskey production.

- Capital Expenditures
  27.25%
  Build-out of outdoor section and Kitchen of our Kenmore facility and build-out of our new Downtown tasting room and cocktail bar .

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at copperworksdistilling.com (www.copperworksdistilling.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/copperworksdistilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Big Derby Distilling Company

[See attached]

BIG DERBY DISTILLING COMPANY

Reviewed Financial Statements
Years Ended December 31, 2023, and 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART
ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Big Derby Distilling Company
Seattle, Washington

We have reviewed the accompanying financial statements of Big Derby Distilling Company (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 24, 2024
Los Angeles, California

BIG DERBY DISTILLING COMPANY
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,544	$	104,391
Acccounts Receivable, net		22,308		76,067
Inventory		2,180,697		1,955,440
Prepaids and Other Current Assets		138		3,317
Total Current Assets		**2,204,687**		**2,139,215**
Property and Equipment, net		1,699,583		1,414,977
Intangible Assets		107,277		99,000
Right-of-Use Assets		4,236,802		5,409,428
Security Deposit		68,968		68,968
Total Assets	**$**	**8,317,317**	**$**	**9,131,588**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	135,918	$	171,341
Credit Cards		143,678		20,088
Current Portion of Loans and Notes		402,867		1,707,885
Forward Financing		131,020		-
Current Portion of operating lease liability		316,220		118,229
Other Current Liabilities		88,225		45,100
Total Current Liabilities		**1,217,928**		**2,062,643**
Promissory Notes and Loans, net of current portion		1,561,879		11,763
Operating Lease Liability, net of current portion		4,119,309		5,310,186
Total Liabilities		**6,899,116**		**7,384,592**
STOCKHOLDERS' EQUITY				
Common Stock -Voting		20,154		20,128
Common Stock -Non-Voting		7,096		5,902
Equity Issuance Costs		(470,412)		(450,638)
Subscription Receivable		-		-
Additional Paid in Capital		4,388,915		3,766,819
Retained Earnings/(Accumulated Deficit)		(2,527,552)		(1,595,215)
Total Stockholders' Equity		**1,418,201**		**1,746,996**
Total Liabilities and Stockholders' Equity	**$**	**8,317,317**	**$**	**9,131,588**

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 905,535	$ 1,030,662
Cost Of Goods Sold	505,380	642,592
Gross Profit	**400,155**	**388,070**
Operating Expenses:		
General And Administrative	1,113,097	848,867
Sales And Marketing	78,862	96,116
Total Operating Expenses	**1,191,959**	**944,983**
Operating Loss	**(791,804)**	**(556,913)**
Interest Expense	191,165	32,390
Other Loss/(Income)	(50,632)	(10,551)
Loss Before Provision For Income Taxes	(932,337)	(578,752)
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (932,337)**	**$ (578,752)**

See accompanying notes to financial statements.

BIG DERBY DISTILLING COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock -Voting Shares	Common Stock -Voting Amount	Common Stock -Non-Voting Shares	Common Stock -Non-Voting Amount	Additional Paid In Capital	Equity Issuance Costs	Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Balance—December 31, 2021	**20,128,339**	**$ 20,128**	**5,901,815**	**$ 5,902**	**$ 3,766,819**	**$ (450,638)**	**$ (525,891)**	**$ (1,016,463)**	**$ 1,799,857**
Capital Contribution	-	-	-	-	-	-	525,891	-	525,891
Net Loss	-	-	-		-	-	-	(578,752)	(578,752)
Balance—December 31, 2022	**20,128,339**	**$ 20,128**	**5,901,815**	**$ 5,902**	**$ 3,766,819**	**$ (450,638)**	**$ -**	**$ (1,595,215)**	**$ 1,746,996**
Issuance of Stock	25,411	25	1,193,974	1,194	622,096	(19,774)	-	-	603,542
Net Loss	-	-	-	-	-	-	-	(932,337)	(932,337)
Balance—December 31, 2023	**20,153,750**	**$ 20,154**	**7,095,789**	**$ 7,096**	**$ 4,388,915**	**$ (470,412)**	**$ -**	**$ (2,527,552)**	**$ 1,418,201**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (932,337)	$ (559,766)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of Property	137,179	87,223
Amortization of Intangibles	8,174	-
Non-cash Lease Expense	179,740	(23,143)
Changes in operating assets and liabilities:		
Acccounts receivable, net	53,759	(53,737)
Inventory	(225,257)	(211,907)
Prepaids and Other Current Assets	3,179	62,993
Accounts Payable	(35,423)	135,317
Credit Cards	123,590	(18,978)
Other Current Liabilities	43,125	(54,945)
Security Deposit	-	(31,985)
Net Cash Used In Operating Activities	**(644,271)**	**(668,928)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(421,785)	(660,488)
Purchases of Intangible Assets	(16,451)	(99,000)
Net Cash Used In Investing Activities	**(438,236)**	**(759,488)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	603,542	525,891
Borrowing on Promissory Notes and Loans	324,032	-
Repayment of Promissory Notes and Loans	(78,934)	(5,689)
Forward Financing	131,020	-
Net Cash Provided By Financing Activities	**979,660**	**520,202**
Change in Cash and Cash Equivalents	(102,847)	(908,214)
Cash—Beginning of the Year	104,391	1,012,605
Cash—End of the Year	**$ 1,544**	**$ 104,391**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 191,165	$ 32,390
OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMNETAL DISCLOSURES		
Acquisition of Right-of-Use Assets in Exchange for Lease Liabilities		$ 4,435,529

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Big Derby Distilling Company was incorporated on January 13, 2011, in the state of Washington under a name Derby Distilling Company. On November 2, 2011, the company changed the name to Big Derby Distilling Company. The financial statements of Big Derby Distilling Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

The Company manufactures and retails alcoholic beverages under the brand Copperworks. Copperworks Distilling Company is a locally owned and operated craft distillery, tasting room and gift shop located on the downtown Seattle waterfront. Copperworks creates award-winning American Single Malt Whiskey, a series of gins, and a vodka -- all made from malted barley and distilled in traditional Scottish stills. Copperworks was named "Distillery of the Year" in 2018 by the American Distilling Institute.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses.*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss was not material to the financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture	5-7 years
Leasehold Improvement	15 years
Equipment	5-7 years
Stillhouse and warehouse	30 years
Software	5-7 years
Other property and equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets with finite lives, such as logo design costs and software development costs, which are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

Big Derby Distilling Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of alcoholic beverages under the brand Copperworks.

Cost of sales

Costs of sale include the cost of goods sold, shipping, freight & delivery, and freight costs & import fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $78,862 and $96,116, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 24, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term.

We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2023		2022
Finished Goods	$	202,597	$	180,167
Work in Progress		1,978,100		1,775,273
Total Inventory	**$**	**2,180,697**	**$**	**1,955,440**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Prepaid Expense	$	138	$	3,317
Total Prepaids and Other Current Assets	**$**	**138**	**$**	**3,317**

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Deposits, Non-rental	$	2,450	$	4,311
Gift Certificate		19,438		15,534
Payroll Payable		26,201		25,255
Accrued Liabilities		27,500		-
Tax Payable		12,636		-
Total Other Current Liabilities	**$**	**88,225**	**$**	**45,100**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of December 31,		2023		2022
Construction In Progress	$	166,192	$	141,332
Furniture		42,711		32,813
Leasehold Improvement		1,368,556		1,002,245
Tasting Room		45,596		49,066
Equipment		241,188		14,057
Stillhouse And Warehouse		724,904		917,578
Software		2,000		2,000
Other Property And Equipment		90,720		100,990
Property And Equipment, at cost		**2,681,867**		**2,260,082**
Accumulated Depreciation		(982,284)		(845,105)
Property And Equipment, net	**$**	**1,699,583**	**$**	**1,414,977**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $137,179 and $89,999, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of December 31,		2023		2022
Logo Design	$	115,450	$	141,749
Website		4,850		4,850
Intangible Assets, at cost		**120,300**		**146,599**
Accumulated Amortization		(13,023)		(47,599)
Intangible Assets, net	**$**	**107,277**	**$**	**99,000**

Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $8,174 and $0, respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock- Voting

The Company is authorized to issue 37,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2023, and December 31, 2022, 20,153,750 and 20,128,339 shares were issued and outstanding, respectively.

Common Stock- Non-Voting

The Company is authorized to issue 25,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2023, and December 31, 2022, 7,095,789 and 5,901,815 shares were issued and outstanding, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Cost-of-Funds	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - John D Parker	$ 18,058	4.10%	$ -	2022	2023	$ 58,651	$ -	$ 58,651	$ 56,083	$ -	$ 56,083
Mican Leiff Nutt- Promissory Note	1,677,388	5.00%	-	2023	180 months	159,176	1,530,142	1,689,318	1,646,112	-	1,646,112
Toyota Lift Northwest- lease agreement	36,812	0.00%	-	2020	2025	5,690	7,217	12,907	5,690	11,763	17,453
Loan agreement- First Electronic Bank	19,544	1.75%	-	2023	9 months	6,743	-	6,743	-	-	-
WebBank loan	145,000	-	46,400	2023	65 weeks	94,643	-	94,643	-	-	-
ODK Capital, LLC- Loan agreement	130,000	-	58,500	2023	104 weeks	94,250	24,520	118,770	-	-	-
Less Deferred Financing Costs						(16,286)	-	(16,286)	-	-	-
Total						$ 402,867	$ 1,561,879	$ 1,964,746	$ 1,707,885	$ 11,763	$ 1,719,648

The summary of the future maturities is as follows:

As of December 31,	
2024	$ 402,867
2025	190,913.36
2026	159,176
2027	159,176
2028	159,176
Thereafter	893,437
Total	**$ 1,964,746**

Leases

We have entered into three operating lease agreements mostly for certain of business premises. Our leases have original lease periods expiring between 2036 and 2042. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The cumulative effects of the changes made to our balance sheet as of December 31, 2023, as a result of the adoption of the accounting standard update on leases were as follows:

Assets		
Right of use asset, net	$	4,435,529
Liabilities		
Current portion of lease obligation	$	316,220
Lease obligation		4,119,309
Total Liabilities	$	4,435,529

The Company has three operating leases for business premises, The Company's leases have terms maturing through 2042. Monthly payments range from $7,255 to $15,658 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2023, was 4.08%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

For the Year Ended December 31,		
2024	$	316,220
2025		273,721
2026		291,021
2027		298,617
Thereafter		3,255,951
Total	**$**	**4,435,529**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

For the Year Ended December 31,		**2023**		**2022**
Net Operating Loss	$	(272,709)	$	(163,732)
Valuation Allowance		272,709		163,732
Net Provision for income tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of December 31,		**2023**		**2022**
Net Operating Loss	$	(542,157)	$	(269,448)
Valuation Allowance		542,157		269,448
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,872,514, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,872,514. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On November 9, 2023, the company issued a Promissory Note to the Co-Founder and one of the biggest shareholder, Micah Nutt, in the amount of $1,677,388. The note bears an interest rate of 5% per annum and has maturity date set 180months from the loan contract date. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $1,689,318 and 1,646,112, respectively.

On November 20, 2022, the company issued a Promissory Note to John D. Parker, who is the father of the co-founder and president, Jason Parker. The note bears an interest rate of 4.1% per annum and the maturity date is set on November 20, 2023. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note is $58,651 and $56,083, respectively.

In 2024, the company entered into a new loan contract for $814,278.88 with Micah Nutt, one of the shareholders. The loan carries an interest rate of 6% and is due on October 31, 2024.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 24, 2024, which is the date the financial statements were available to be issued.

In 2024, the company terminated 55 University Lease contracts at no cost, originally set to expire on September 1, 2042.

In 2024, the company entered into a promissory note for $814,278.88 with a shareholder and therefore a related party. The loan carries an interest rate of 6% and is due on October 31, 2024

In 2024, the company fully paid off the ACE Funding loan, as well as all outstanding credit card debt and accounts payable that were past due by more than 30 days.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $791,804, an operating cash flow loss of $644,271, and liquid assets in cash of $1,544, which is less than a year's worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Add to Watchlist

Log In

0 MINUTES LEFT

GET A PIECE OF COPPERWORKS

Award-Winning Craft Distillery Expanding in the Seattle Area

Copperworks is a craft distillery with a tasting room on the Seattle waterfront and a recently opened tasting room in Kenmore, WA. We plan to expand our production capacity and customer engagement by taking over the brewing facility of Pike Brewing Company, openin...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SEATTLE, WASHINGTON
MALT WHISKEY

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$0.68 Per Share

PREVIOUSLY CROWDFUNDED
$3,371,536.46

RAISED
$0

INVESTORS

MIN INVEST
$249.56

VALUATION
$18.65M

REASONS TO INVEST

- Opportunity to take over a fully operational, iconic brewery, & potentially engage with new customers once our anticipated partnership with Pike Brewing is finalized. Our co-founder helped open Pike Brewing as the head brewer almost 35 years ago.

- Copperworks opened in October 2023 a beautiful new tasting room & cocktail bar in a high-traffic location north of Seattle & is ready to install a farm-to-table kitchen to create a destination location.

- Led by a team with decades of industry experience, Copperworks has achieved ten years of sales generations, won national recognition, & has led fundraising campaigns that have raised over $3.35 million.

TEAM


COPPERWORKS

Jason Parker • CEO, Director, President, Secretary and Principal Account Officer

Jason was raised in Kentucky and may have a touch of bourbon in his blood. Maybe that's what got him into craft beer brewing in the early days before there was even a microbrew scene in Seattle. With degrees in chemistry and microbiology and a love of ...

Read More


COPPERWORKS

Micah Nutt • Vice President, Director

With a background in computer programming, Micah has been a skilled and passionate homebrewer since the 1980s. He and Jason spent two decades homebrewing together before cofounding Copperworks Distilling Company. Micah oversaw the development o...

Read More



Jeffrey Kanof • Vice President, Director

Jeff is a recovering attorney, having left his law firm job in New York City for the Northwest to focus on his passion for fine spirits. He cut his teeth in Seattle by helping to launch Letterpress Distilling. Always an avid beer fan, Jeff spent a month in Belgium ...

Read More

Show More

Since Our Last Raise ...

Opened a new
tasting room and cocktail bar in Kenmore, WA
on busy bike trail north of Seattle

Signed Letter of Intent to lease
space at Pike Brewing Co

Filled 100 additional casks
of American Single Malt Whiskey

Finalizing equipment purchase agreement with
Pike Brewing for complete brewhouse

THE PITCH

Opportunities in a Growing Market

Copperworks was founded by craft brewers with more than 30 years of experience in the alcohol industry. We built our distillery to answer the question: how would spirits taste if they were distilled from superior craft beer (without hops) instead of the typical methods and ingredients of conventional distilleries? The answer led Copperworks to become a pioneer in producing American Single Malt Whiskey, a fast-growing spirits category with substantial national and international market opportunity.

3 Anticipated Expansion Projects


PIKE
CONDITIONING 1

1 **Take over fully operational Pike Brewing brewhouse**
a return home to Copperworks co-founder's first brewery.

2 **Launch a farm-to-table restaurant partnership in our Kenmore location**
Open 7 days a week on busy bike trail.

3 **Open a cocktail bar, tasting room, and bottle shop in high tourist traffic Post Alley**
½ block from Pike Place Market, next to “Gum Wall.”

THE MARKET

Growing Opportunity in Craft Spirits

We believe Copperworks is well positioned to capitalize on the substantial and consistent growth of the craft spirits market and, more specifically, the American whiskey market. Combined, these two categories create an untapped market opportunity.

The U.S. Craft Spirits Market
has grown rapidly since 2010, with an estimated value predicted to hit upwards of
$40 Billion
by 2026

The American Whiskey Market
specifically is expected to grow at a CAGR of 9.9% from 2019 to reach
$16.8 Billion
by 2025

Sources: American Craft Spirits, Globe NewsWire

> **American single malt whiskey is the fastest-growing whiskey category in the United States.**
>
> **FORBES, July 2022**

Source: Forbes

Leaders in the Field


2018
Distillery Of The Year
American Distilling Institute
Distillery of the Year
2018
Copperworks Distilling Company

Copperworks was honored to be named the 2018 Distillery of the Year by the American Distilling Institute. Our whiskey and gin have won numerous awards in prestigious spirits competitions, including multiple Double Gold medals and consistent scores of 90+ points.[X]


COPPER WORKS
American SINGLE MALT WHISKEY
COPPER WORKS
GIN
NYISC 2022
NYISC 2022
WORLD SPIRITS COMPETITION
DOUBLE GOLD
DOUBLE GOLD WINNER
Whiskies OF THE WORLD 2022 GOLD
Whiskies OF THE WORLD 2022 SILVER
2022
91
POINTS
IWSC
90pts
iwsc.net • 2022
2022 BEST OF YEAR AWARDS

As an early innovator in the American Single Malt Whiskey category, Copperworks is an established leader and well-respected brand in this rapidly growing spirits category. The Alcohol and Tobacco Tax and Trade Bureau (often called the "TTB") is in the final stages of approving American Single Malt Whiskey as a legally recognized whiskey in America. Copperworks was a founding member of the American Single Malt Whiskey Commission—the organization that drafted the proposed rules and organized the formal request to the TTB and one of the few remaining independent distilleries producing significant volumes of this type of whiskey.


ASMWC
COPPERWORKS
Jason Parker
President & Co-Founder


American
CRAFT SPIRITS
ASSOCIATION
Jeff Kanof
Vice President & Co-Owner

Copperworks leadership team holds (and has previously held) prominent positions of leadership in the U.S. craft spirits industry. Copperworks President, Jason Parker, serves as an officer of the American Single Malt Whiskey Commission and as a board member for the Craft Maltsters Guild. Jason was also Board Chair for the Washington Distillers Guild. Copperworks Vice President, Jeff Kanof, serves as a board member for the American Craft Spirits Association and he has also served as a past officer of that organization.

Local Opportunities

The Seattle waterfront is completing a
$728M Redevelopment
that will dramatically increase public access & visitor foot traffic to Copperworks' original location & new cocktail bar, restaurant, & event space.


14-21 Million
6.9 Million
waterfront-traffic guest count estimates in 2017 by the Historic Waterfront Association
projected growth for guests by the time Overlook Park and the Aquarium expansion open

In the fast growing community of Kenmore, Copperworks' new tasting room and cocktail bar is ideally located in the Brewing District
next to a heavily trafficked bike trail.

Source: Waterfront Seattle, Seattle Business, Wikipedia

THE PROJECTS

A Multi-Pronged Expansion is Underway to Meet Growing Demand

Our anticipated solution to increase production and customer experience opportunities includes three projects that are well underway:

1. Takeover Pike Brewhouse



PIKE ALE
COPPERWORKS
WING KET

Location:

Brewhouse is embedded in the Pike Brewing Company restaurants and tasting room is on Post Alley, directly next to Gum Wall.

Capacity:

30 Bbl brewhouse, 6 fermenters, and 10,000+ sq ft for production and barrel warehousing.

Benefit:

Potentially reduce production costs by taking over a turn-key brewery with an amazing partnership story. Potential to begin production at a lower cost immediately, with very little time and money up front.

2. Launch Farm-To-Table Restaurant Inside Kenmore Location


COPPERWORKS
TUK MUK FARM

Location:

Inside the now open (since Oct 2023) cocktail bar, tasting room, and bottle shop

Capacity:

Up to 350 guests per day (indoor and outdoor)

Benefit:

Anticipated partner for operation of a farm-to-table restaurant with an experienced chef to deliver food to both daily guests and special events. Keep our focus on our core competency: spirits!

3. Open Cocktail Bar, Tasting Room, And Bottle Shop Below Pike Brewing


COPPERWORKS
COPPERWORKS COPPERWORKS

Location:

On Post Alley, directly next to the highly touristed "Gum Wall".

Capacity:

Up to 300 guests per day in Summer

Benefit:

Potentially increase direct to consumer sales by opening an additional tasting room, bottle shop, and cocktail bar in high-traffic Pike Place Market area.

**Images are computer-generated demo versions. Expansion is currently under development.*

WHY INVEST

An Established Operation with a Competitive Edge

The Copperworks team has significant experience building beverage production plants and providing outstanding customer experiences.

Copperworks' anticipated expansion plan can enable the company to grow into a major regional craft spirits producer with targeted national and international distribution and an attraction that offers world-class customer experiences in the downtown and greater Seattle area.



Why Copperworks?
Why Now?

1 With nearly a decade of successful operation, record numbers in 2022, & the honor of being named Distillery of the Year, **our team has a proven track record**

2 By increasing whiskey production immediately, **we'll have the inventory to meet demand** as the popularity of American Single Malt grows in the coming years, both in the U.S. & abroad

3 **We believe our new locations may create substantial revenue streams** & by completing them now, we will be ready to accommodate the rapid rise of tourist traffic in the next few years, in our view

We believe our brand, team, and product quality are in an ideal position to capitalize on the rapidly expanding sales opportunities for American Single Malt Whiskey. Our expanded customer capacity and service offerings will enable the company to become one of the primary providers of spirits enjoyment and education in the Pacific Northwest. The market opportunities exist now, and Copperworks needs to expand now to take advantage of these and future growth opportunities.

We invite you to join the exciting opportunity to bring Copperworks' innovative, award-winning craft spirits and entertaining activities to as many customers as possible in the Pacific Northwest, U.S., and

ABOUT

HEADQUARTERS
1250 Alaskan Way
Seattle, WA 98101

WEBSITE
View Site

Copperworks is a craft distillery with a tasting room on the Seattle [illegible] opened tasting [illegible] expand our products [illegible] engagement by taking over the brewing facility of Pike Brewing Company, opening a farm-to-table restaurant in our Kenmore location, and building a new tasting room next to the Pike Place Market.

TERMS

Copperworks

Overview

PRICE PER SHARE
$0.68

VALUATION
$18.65M

DEADLINE
Jun. 14, 2024 at 4:49 PM UTC

FUNDING GOAL
$10k - $618k

Breakdown

MIN INVESTMENT
$249.56

OFFERING TYPE
Equity

Get To Know Us
Our Team
Careers
Blog

Let's Work Together
Raise Capital
Refer a Founder, earn $10k
Success Stories
Partnerships

Need Help
Contact Us
Help Center

start engine
@ 2024 All Rights Reserved

Download on the App Store
GET IT ON Google Play

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. [illegible] an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. [illegible] Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

[illegible] or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation [illegible] and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind [illegible] this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks [illegible] This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors
[illegible] potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace
StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

[illegible] operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation [illegible] the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, affecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the [illegible] SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other [illegible] parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these [illegible] stated reasons.

beyond.

1 Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

MAX INVESTMENT ⓘ
$617,999.64

ASSET TYPE

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
14,705

MAX NUMBER OF SHARES OFFERED
908,823

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Investment Incentives & Bonuses*

Time-Based Bonuses

First 72 Hours: 15% Bonus Shares

Next 72 Hours: 10% Bonus Shares

Next Two Weeks: 5% Bonus

Amount-Based Perks

Invest $249: Receive an invitation to quarterly investor updates, plus one complimentary distillery tour for you and a guest

Invest $1,000: Your name is displayed as an investor at Copperworks Distilling, plus 10% off a single order + Each item from the previous reward tier

Invest $2,500: Lifetime 10% discount on all purchases from Copperworks (excluding taxes and shipping fees) + Each item from previous reward tiers

Invest $5,000: Lifetime of tastings of our core line of spirits for you and three guests in our tasting room + Each item from previous reward tiers

Invest $10,000: One-week early access to all special, limited-edition releases, plus an invitation to join our team for a single taste panel session (virtual or in-person) + Each item from previous reward tiers

Invest $15,000: Private distillery tour for up to 15 people, including cask tastings and light appetizers with a Copperworks co-founder + Each item from previous reward tiers

Invest $25,000: Spend a day with our distillers, including lunch (or dinner) with a member of our leadership team + Each item from previous reward tiers

Invest $50,000: Help select a single cask of whiskey to be bottled and sold to the public + Each item from previous reward tiers

Invest $100,000: Receive an invitation to join our board of advisors + Each item from previous reward tiers

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

PRESS

Uproxx
The Best American Single Malt Whiskeys To Try This Fall

View Article

Men's Health
The 5 Best American Single Malt Whiskeys to Drink Right Now

View Article

The Seattle Times
Seattle whiskey company named best craft distillery in America

View Article

Liquor.com
The Best High-Roller American Whiskey

View Article

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you
to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Copperworks 2024 StartEngine Pitch Transcription – 02-26-2024

Hi, I'm Jason Parker co-founder and president of Copperworks Distilling Company. In 2013 Copperworks Distilling opened our showpiece distillery and tasting room located on the downtown Seattle Waterfront. In 2023 we opened our cocktail bar and tasting room in Kenmore Washington. Our products are now distributed in 300 bars and restaurants in Washington State, and we export to additional states and countries and ship directly to consumers in most states. We were awarded the American Distilling Institute's Distillery of the Year in 2018, and have won gold, double gold, and best of show for our spirits. In the Fall we were voted "Best in the PNW" by both the Seattle Times people's choice, and Seattle Magazine's people's choice.

Copperworks is ready and needs the funding to complete three critical projects we've been working on, just in time to take advantage of the tourist season and new production goals.

Our first anticipated project, that we are very excited about, is more than just a project. For me, it's a coming home story.

In 1989, I got the chance to help build and open the Pike Place Brewery when Charles Finkel hired me as their first brewer. After decades of professional brewing and distilling, we now have the opportunity to bring our brewing story full circle, with Copperworks taking over the Pike Brewing brewhouse in Post Alley.

We believe this turnkey thirty-barrel brewhouse is ready to begin production immediately, meaning we don't have to spend the time and money to build a production facility. This location will be ours, saving us money on outsourced production costs and also serving as a barrel storage warehouse, where we can grow our inventory of aging whiskey.

Our team is already trained and available to do the brewing without any additional hires necessary. Increased production can allow us to make more products. We can make more vodkas, more gins, and put up more whiskey for aging.

This can be an opportunity for us to immediately be a leader in the industry as an independent, craft, American single malt whiskey producer.

Our second anticipated project with this funding will be completing the installation of a full kitchen in the Kenmore space. We believe Copperworks finally has all the people in place. We have a chef and a team in place, including a farmer right up the road, to deliver farm to table food in Kenmore. All we need now is the final funding to get that kitchen built so we can begin serving the community of Kenmore in the summer of 2024.

Our third anticipated project has always been to open an additional cocktail bar in downtown Seattle. We're now able to partner with Pike Brewing Company to take over their brewing equipment, and as part of that new space we will be able to open our own cocktail bar, with small bites, and a direct-to-consumer bottle shop. Our new cocktail bar on Post Alley will be directly between the entrance to the Pike Brewing Company and what every tourist knows as the Gum Wall. Though we're only three blocks away from the downtown Seattle distillery, We're looking forward to serving a completely different demographic of tourists in this new cocktail bar location.

We invite you to become an investor and co-owner of Copperworks Distilling as we build our momentum to grow our sales and customer engagement.

Join us now, as we define the future of Copperworks Distilling.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED
Secretary of State
State of Washington
Date Filed: 01/10/2023
Effective Date: 01/10/2023
UBI No: 603 078 225

THIRD AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BIG DERBY DISTILLING COMPANY

ARTICLE 1
NAME

The name of this corporation is Big Derby Distilling Company.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1 To engage in any lawful business.

3.2 To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.3 To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

ARTICLE 4
CAPITAL STOCK

4.1 **Authorized Capital.** The corporation shall have authority to issue Sixty-Two Million (62,000,000) shares of common stock in the aggregate, Thirty-Seven Million (37,000,000) shares of which shall be designated as voting common stock, with no par value ("Voting Common Stock"), and Twenty-Five Million (25,000,000) shares of which shall be designated as non-voting common stock, with no par value ("Non-Voting Common Stock") (the Voting Common Stock and the Non-Voting Common Stock collectively, the "Common Stock").

Within any limits stated in these Third Amended and Restated Articles of Incorporation, as the same may be amended from time to time (these "Articles") or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series,

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

4.2 **Issuance of Certificates**. The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose. Notwithstanding the above, the Non-Voting Common Stock (as defined below) shall not be certificated.

4.3 **Voting Rights**.

(a) Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock held by such holder, shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by these Articles or as required by applicable law. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock entitled to vote.

(b) Except as required by applicable law, holders of Non-Voting Common Stock shall have no voting rights with respect to the shares of Non-Voting Common Stock held by such holder. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock entitled to vote.

4.4 **Distributions**. Distributions of the corporation's assets shall be made pro rata among the holders of Common Stock in proportion to the number of shares of Common Stock held.

4.5 **No Cumulative Voting**. Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.6 **No Preemptive Rights**. No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.7 **Quorum for Meeting of Shareholders**. A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

4.8 **Execution of Consent by Less Than Unanimous Consent of Shareholders**. To the extent permitted by the Act, action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the action is taken by written consent of shareholders holding in the aggregate not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted. Notice shall be given in accordance with the Act. Such notice shall be either (a) by deposit in the U.S. mail, with first-class postage thereon prepaid, correctly addressed to each shareholder entitled thereto at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) by personal delivery, courier service, wire or wireless equipment, telegraphic or other facsimile transmission, or any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder entitled thereto at the shareholder's physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation.

4.9 **Reduced Voting Requirements**. The provisions of this Section 4.9 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles provide otherwise) the approval of two-thirds of the votes entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or RCW 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) are hereby explicitly eliminated.

4.10 **Contracts with Interested Shareholders.** Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.11 **Ratification by Shareholder Vote**. Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

4.12 **Calling of Special Meeting of Shareholders**. Subsequent to the date that the corporation is subject to the reporting requirements of Section 13 of the Exchange Act, special meetings of the shareholders for any purpose or purposes may be called at any time only by the Board of Directors or the Chairman of the Board (if one be appointed) or the President or one or more shareholders holding not less than twenty-five percent (25%) of all the shares entitled to be cast on any issue proposed to be considered at that meeting.

4.13 **Shareholder Voting on Extraordinary Actions**. Subsequent to the date that the corporation is subject to the reporting requirements of Section 13 of the Exchange Act, pursuant to the authority granted under RCW 23B.10.030, 23B.11.030, 23B.12.020, and 23B.14.020, the vote of shareholders of this corporation required in order to approve amendments to the Articles, a plan of merger or share exchange, the sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of business, or dissolution of the corporation shall be a majority of all of the votes entitled to be cast by each voting group entitled to vote thereon.

ARTICLE 5
DIRECTORS

5.1 **Number of Directors**. Except as may be provided in these Articles, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

5.2 **Authority of Board of Directors to Amend Bylaws**. Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors**. Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as a vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents**. The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a Director, officer, employee, or agent of the Corporation or, who, while a Director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a Director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a Director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this Section 5.4 the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e) If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4 and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5 **Limitation of Directors' Liability**. To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1 **Registered Agent and Office**. The address of the registered office of the Corporation in the State of Washington is 1420 Fifth Ave., Ste. 4200, Seattle, WA 98101, in the City of the City of Seattle, County of King. The name of its registered agent at such address is LPSL Corporate Services Inc.

6.2 **Amendments to Articles of Incorporation**. Except as otherwise provided in these Articles, the corporation reserves the right to amend, alter, change; or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles.

6.3 **Correction of Clerical Errors**. The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

****

IN WITNESS WHEREOF, these Third Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of the Corporation on this 6th day of January, 2023.

BIG DERBY DISTILLING COMPANY

By: ______________________________

Jason Parker, President

130966.0001/9218370.1

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

BIG DERBY DISTILLING COMPANY

CERTIFICATE TO

THIRD AMENDED AND RESTATED

ARTICLES OF INCORPORATION

I, Jason Parker, hereby certify:

1. That I am the duly appointed President of Big Derby Distilling Company, a Washington corporation (the "Corporation").

2. That the adopted Third Amended and Restated Articles of Incorporation (the "Restated Articles") supersede the current Second Amended and Restated Articles of Incorporation, as amended. The exact text of the Restated Articles is attached as **Exhibit A**.

3. That, on January 6, 2023 the Restated Articles were duly approved by the board of directors of the Corporation.

4. That, on January 6, 2023 the Restated Articles were duly approved by the required vote of the shareholders of the Corporation entitled to vote in accordance with the current Amended and Restated Articles of Incorporation of the Corporation and RCW 23B.10.030 and RCW 23B.10.040.

Dated: January 6, 2023.

BIG DERBY DISTILLING COMPANY

By: ______________________________
Jason Parker, President

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

EXHIBIT A

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION OF BIG DERBY DISTILLING COMPANY

ARTICLE 1
NAME

The name of this corporation is Big Derby Distilling Company.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1 To engage in any lawful business.

3.2 To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.3 To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

ARTICLE 4
CAPITAL STOCK

4.1 **Authorized Capital**. The corporation shall have authority to issue Sixty-Two Million (62,000,000) shares of common stock in the aggregate, Thirty-Seven Million (37,000,000) shares of which shall be designated as voting common stock, with no par value ("Voting Common Stock"), and Twenty-Five Million (25,000,000) shares of which shall be designated as non-voting common stock, with no par value ("Non-Voting Common Stock") (the Voting Common Stock and the Non-Voting Common Stock collectively, the "Common Stock").

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

Within any limits stated in these Third Amended and Restated Articles of Incorporation, as the same may be amended from time to time (these "Articles") or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

4.2 **Issuance of Certificates**. The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose. Notwithstanding the above, the Non-Voting Common Stock (as defined below) shall not be certificated.

4.3 **Voting Rights**.

(a) Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock held by such holder, shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by these Articles or as required by applicable law. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock entitled to vote.

(b) Except as required by applicable law, holders of Non-Voting Common Stock shall have no voting rights with respect to the shares of Non-Voting Common Stock held by such holder. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock entitled to vote.

4.4 **Distributions**. Distributions of the corporation's assets shall be made pro rata among the holders of Common Stock in proportion to the number of shares of Common Stock held.

4.5 **No Cumulative Voting**. Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.6 **No Preemptive Rights**. No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.7 **Quorum for Meeting of Shareholders**. A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.8 **Execution of Consent by Less Than Unanimous Consent of Shareholders.** To the extent permitted by the Act, action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the action is taken by written consent of shareholders holding in the aggregate not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted. Notice shall be given in accordance with the Act. Such notice shall be either (a) by deposit in the U.S. mail, with first-class postage thereon prepaid, correctly addressed to each shareholder entitled thereto at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) by personal delivery, courier service, wire or wireless equipment, telegraphic or other facsimile transmission, or any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder entitled thereto at the shareholder's physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation.

4.9 **Reduced Voting Requirements**. The provisions of this Section 4.9 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles provide otherwise) the approval of two-thirds of the votes entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or RCW 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) are hereby explicitly eliminated.

4.10 **Contracts with Interested Shareholders.** Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.11 **Ratification by Shareholder Vote**. Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

4.12 **Calling of Special Meeting of Shareholders**. Subsequent to the date that the corporation is subject to the reporting requirements of Section 13 of the Exchange Act, special meetings of the shareholders for any purpose or purposes may be called at any time only by the Board of Directors or the Chairman of the Board (if one be appointed) or the President or one or more shareholders holding not less than twenty-five percent (25%) of all the shares entitled to be cast on any issue proposed to be considered at that meeting.

4.13 **Shareholder Voting on Extraordinary Actions**. Subsequent to the date that the corporation is subject to the reporting requirements of Section 13 of the Exchange Act, pursuant to the authority granted under RCW 23B.10.030, 23B.11.030, 23B.12.020, and 23B.14.020, the vote of shareholders of this corporation required in order to approve amendments to the Articles, a plan of merger or share exchange, the sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of business, or dissolution of the corporation shall be a majority of all of the votes entitled to be cast by each voting group entitled to vote thereon.

ARTICLE 5
DIRECTORS

5.1 **Number of Directors**. Except as may be provided in these Articles, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

5.2 **Authority of Board of Directors to Amend Bylaws**. Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors**. Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as a vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents**. The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B,08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a Director, officer, employee, or agent of the Corporation or, who, while a Director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a Director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a Director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this Section 5.4 the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e) If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4 and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

Work Order #: 2023011000025425 - 1
Received Date: 01/10/2023
Amount Received: $80.00

5.5 **Limitation of Directors' Liability**. To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1 **Registered Agent and Office**. The address of the registered office of the Corporation in the State of Washington is 1420 Fifth Ave., Ste. 4200, Seattle, WA 98101, in the City of the City of Seattle, County of King. The name of its registered agent at such address is LPSL Corporate Services Inc.

6.2 **Amendments to Articles of Incorporation**. Except as otherwise provided in these Articles, the corporation reserves the right to amend, alter, change; or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles.

6.3 **Correction of Clerical Errors**. The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

****

BIG DERBY DISTILLING COMPANY
SECOND AMENDED AND RESTATED
SHAREHOLDER AGREEMENT

This Second Amended and Restated Shareholder Agreement (this "**Agreement**") is made as of this 19th day of July, 2021 (the "**Effective Date**"), by and among the holders of Voting Common Stock (as defined below) (the "**Voting Common Shareholders**"), the holders of Non-Voting Common Stock (as defined below) (the "**Non-Voting Common Shareholders**" and collectively with the Voting Common Shareholders, the "**Shareholders**"), and Big Derby Distilling Company, a Washington corporation (the "**Corporation**"). The Shareholders as of the Effective Date are listed on Schedule A attached hereto, which shall be updated by the Corporation's Board of Directors upon admission of new Shareholders or the transfer of shares of Common Stock (as defined below) on the terms hereof.

RECITALS

A. The Corporation and the Voting Common Shareholders were party to that certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "**Voting Common Stock**") owned by such Voting Common Shareholders (the "**Original Shareholder Agreement**").

B. On or about January 31, 2020, certain Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "**Non-Voting Common Stock**") pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders, which Non-Voting Common Stock was purchased as part of the Corporation's Wefunder Regulation Crowdfunding financing (the "**Wefunder Financing**").

C. In connection with the Wefunder Financing, the Corporation and the Voting Common Shareholders amended and restated the Original Shareholder Agreement on the terms set forth in that certain First Amended and Restated Shareholder Agreement, dated as of January 31, 2020 (the "**First Amended Shareholder Agreement**").

D. On or about the Effective Date, certain Non-Voting Common Shareholders purchased shares of Non-Voting Common Stock pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders (the "**Purchase Agreements**") as part of the Corporation's StartEngine Regulation Crowdfunding financing.

E. As a condition of the Corporation's execution of the Purchase Agreements, the Corporation and the Voting Common Shareholders have agreed to amend and restate the First Amended Shareholder Agreement on the terms set forth in this Agreement and to add the additional Non-Voting Common Shareholders as parties hereto.

The Shareholders and the Corporation desire to set forth in this Agreement their agreements and understandings regarding the ownership of the shares of Voting Common Stock and Non-Voting Common Stock (collectively, the "**Common Stock**") as described herein.

AGREEMENT

In consideration of the mutual covenants and promises herein contained, the parties agree as follows:

1. Rights to Future Stock Issuances.

1.1 Right of First Offer. Subject to the terms and conditions of this Subsection 1.1 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities (as defined herein) to any Voting Common Shareholder or the immediate family members of such Voting Common Shareholder (the "**Offered Shareholder**"), the Corporation shall concurrently offer New Securities to each other Voting Common Shareholder. A Voting Common Shareholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), of such Voting Common Shareholder ("**Shareholder Beneficial Owners**"); provided that each such affiliate or Shareholder Beneficial Owner agrees to enter into this Agreement as a "**Shareholder**".

(a) For the purpose of this Section 1, "**New Securities**" means, collectively, equity securities of the Corporation, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b) The Corporation shall give notice (the "**Offer Notice**") to each Voting Common Shareholder, stating (i) its bona fide intention to offer such New Securities to the Offered Shareholder, (ii) the number of such New Securities to be offered, and (iii) the price (which must be priced at or above fair market value as determined by a professional appraiser) and terms, if any, upon which it proposes to offer such New Securities to the Offered Shareholder.

(c) By notification to the Corporation within twenty (20) days after the Offer Notice is given (the "**Offer Period**"), each Voting Common Shareholder may elect to purchase, at the price (which must be priced at or above fair market value as determined by a professional appraiser) and on the terms specified in the Offer Notice, up to that number of New Securities necessary for such Voting Common Shareholder to maintain beneficial ownership after the sale of New Securities to the Offered Shareholder of the same proportion that the Voting Common Stock then held by such Voting Common Shareholder bears to the total Voting Common Stock of the Corporation then outstanding. The closing of any sale pursuant to this Subsection 1.1(c) and Subsection 1.1 shall occur within ten (10) days following the expiration of the Offer Period.

(d) The right of first offer in this Subsection 1.1 shall not be applicable to (i) Exempted Securities (as defined below), and (ii) shares of common stock issued in a Qualified IPO (as defined below).

(i) For the purpose of this Subsection 1.1(d), "**Exempted Securities**" means any shares of Common Stock issued in connection with:

A. a stock dividend, stock split or any similar recapitalization;

B. the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, in each case provided such issuance is pursuant to the terms of such option or convertible security;

C. the issuance of shares of Common Stock (and/or options or warrants therefor) in connection with mergers, bona fide acquisitions or similar transactions by the Corporation of other entities or substantially all of their assets, in each case as approved by the Corporation's Board of Directors; or

D. a grant to any existing or prospective consultants, employees, officers or directors pursuant to any stock option or similar equity incentive plans or other compensation agreement.

2. Restrictions on Transfer; Permitted Transfers; Right of First Refusal.

(a) Restrictions on Transfer. Except as permitted by Section 2(b) hereof, a Shareholder will not sell, assign, transfer, pledge, hypothecate, encumber, gift, bequeath, or dispose of in any way (a "**Transfer**"), all or any part of or any interest in the shares of Common Stock now or hereafter owned or held by such Shareholder without complying with the provisions set forth in Section 2(c) and Section 4 hereof. In the event a Transfer is permitted by the terms set forth in this Agreement, each Shareholder agrees that he or she will not, directly or indirectly, Transfer any of the shares of Common Stock except as permitted under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "**Securities Act**"), and other applicable federal and state securities laws, and, if requested by the Corporation, only upon delivery to the Corporation of a written opinion of counsel in form and substance satisfactory to the Corporation to the effect that such Transfer may be effected without registration under the Securities Act.

(b) Permitted Transfer. Notwithstanding anything to the contrary in Sections 3 or 4 of this Agreement, subject to the limitations set forth in Section 2(a) of this Agreement, a Shareholder may Transfer the shares of Common Stock held by such Shareholder to the shareholder's spouse or any member of Shareholder's immediate family, or to a custodian, trustee, personal representative, or other fiduciary for the account of the Shareholder's spouse or members of the Shareholder's immediate family, or to a trust for the Shareholder's own self, in each case where such transfer is strictly for estate planning purposes. For the avoidance of doubt, except for a Transfer pursuant to Section 3 hereof, the Transfer of Non-Voting Common Stock shall be permitted only on the terms set forth in this Section 2(b).

(c) Right of First Refusal. Except for a Transfer pursuant to Section 2(b) hereof, any Transfer (except for a Transfer subject to a Sale Notice (as defined in Section 3(b) below)) proposed by a Voting Common Shareholder shall comply with the provisions set forth in this Section 2(c) and Section 4:

(i) *Transfer Notice*. If a Voting Common Shareholder (the "**Selling Shareholder**") proposes a Transfer of shares of Voting Common Stock, then the Selling Shareholder shall give the Corporation and the other Voting Common Shareholders (the "**Non-Selling Shareholders**") written notice of its intent to make the Transfer (the "**Transfer Notice**"), which Transfer Notice shall include (A) a description of the shares of Voting Common Stock to be transferred ("**Offered Shares**"); (B) the identity of the prospective transferee(s); and (C) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall also include a copy of any written proposal, term sheet, or other agreement relating to the proposed Transfer.

(ii) *Corporation's Option*. The Corporation shall have an option for a period of twenty (20) days from receipt of the Transfer Notice (the "**Corporation's Notice Period**") to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Corporation may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Corporation's Notice Period as to the number of the Offered Shares it wishes to purchase.

(iii) *Shareholders' Option*. In the event that the Corporation has not exercised its right to purchase all of the Offered Shares, the Non-Selling Shareholders will each have an option for a period of twenty (20) days after the expiration of the Corporation's Notice Period (the "**Shareholder Notice Period**") to elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by the Non-Selling Shareholders) of the remaining Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Non-Selling Shareholders may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Shares by notifying the Selling Shareholder in writing before expiration of the Shareholder Notice Period as to the number of the Offered Shares which they wish to purchase. A Non-Selling Shareholder's failure to timely deliver notice of exercise pursuant to this Section 2(c)(iii) shall be deemed a waiver of such Non-Selling Shareholder's right to purchase hereunder. Each Non-Selling Shareholder who elected to purchase their full pro rata portion may thereafter elect to purchase their pro rata portion (based on the number of shares of Voting Common Stock held by each Non-Selling Shareholder) of the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) and (iii) hereof.

(iv) *Purchase Price*. The purchase price for the Offered Shares shall be paid to the Selling Shareholder at such time as the parties agree, or if they cannot agree, within ninety (90) days following the receipt of the Transfer Notice.

(v) *Non-Exercise of Rights*. If the Corporation and the Non-Selling Shareholders have not exercised their rights to purchase all of the Offered Shares within the time periods specified in this Section 2, the Selling Shareholder shall, subject to the rights set forth in Section 4 hereof, have a period of thirty (30) days from the expiration Shareholder Notice Period (or, if later, thirty (30) days from delivery of the last Tag-Along Election Notice (as defined below)) in which to sell the Offered Shares not subject to purchase pursuant to Sections 2(c)(ii) or (iii) hereof, upon terms and conditions no more favorable than those specified in the Transfer

Notice to the transferee(s) identified in the Transfer Notice. In the event the Selling Shareholder does not consummate the sale or disposition of the Offered Shares within such applicable period, the first refusal rights of this Section 2 shall continue to be applicable to any subsequent disposition of the Offered Shares by the Selling Shareholder in accordance with the terms of this Agreement.

(d) Transfers in Violation of Agreement. A Transfer of the shares of Common Stock not made in conformance with this Agreement shall be null and void, and shall not be recorded on the books and records of the Corporation.

3. Drag-Along.

(a) Drag-Along Right. In the event that one or more Shareholders holding together more than fifty percent (50%) of the then-current issued and outstanding shares of Voting Common Stock (the "**Majority Shareholders**") desire to sell shares of Common Stock held by such Majority Shareholders representing at least a majority of the shares of Common Stock held by all Shareholders in one or more related arm's length transactions (a "**Sale**"), then, upon delivery of a Sale Notice pursuant to Section 3(b) hereof, each of the other Shareholders (the "**Minority Shareholders**") shall be obligated as such Sale may require to: (i) sell, transfer, and deliver or cause to be sold, transferred or delivered to the acquirer or acquirers in such Sale, an equivalent proportion of the Common Stock held by the Minority Shareholders on the same terms and conditions as the Majority Shareholders shall sell their shares of Common Stock in the Sale, which terms and conditions shall not be materially less favorable to the Minority Shareholders than as set forth in the Sale Notice (as defined below) (without taking into consideration any consulting, non-competition or similar agreement or arrangement that may be offered to the Majority Shareholders in connection with the Sale); provided, however, that the terms of the Sale shall take into account the relative values of the Voting Common Stock and Non-Voting Common Stock with respect to differences in voting rights of each; (ii) vote all such Minority Shareholder's shares of Common Stock at any meeting of the shareholders called in part for such purpose (or execute a written consent in lieu thereof) in favor of the Sale; and (iii) refrain from exercising any applicable dissenters' rights or rights of appraisal under applicable law at any time with respect to such matters. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with such Sale, then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(b) Sale Notice. The Majority Shareholders shall give notice of their intention to exercise the drag-along rights granted hereunder(a "**Sale Notice**") to all Minority Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Sale Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock. The Corporation and each Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

4. Tag-Along. In the event of a Sale which does not include a Sale Notice exercising the drag-along rights set forth in Section 3 above, then each Minority Shareholder owning shares of Voting Common Stock (a "**Tag-along Shareholder**") shall have a right to sell a proportionate number of such Tag-along Shareholder's shares of Common Stock of the class of share proposed to be included in the Sale to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Majority Shareholders as part of such transferee's acquisition of the shares of Common Stock ("**Tag-along Right**").

(a) Tag-Along Notice. The Majority Shareholders shall give notice of their intention to carry out the Sale (a "**Tag-along Notice**") to all Tag-along Shareholders not less than thirty (30) days prior to the anticipated closing date of such Sale. Each Tag-along Notice shall include: (i) the number and class of shares of Common Stock to be sold by the Majority Shareholders in the Sale; (ii) the principal terms of the Sale, including the price at which such shares of Common Stock are intended to be sold (which must be priced at or above fair market value as determined by a professional appraiser) and the identity of the proposed transferee; and (iii) the percentage that such amount of shares of Common Stock constitutes with respect to the aggregate amount of outstanding shares of Common Stock.

(b) Election of Tag-along Right. Each Tag-along Shareholder shall have a period of ten (10) days from delivery of the Tag-along Notice to deliver a written notice (an "**Tag-along Election Notice**") of such Tag-along Shareholder's election to sell all or any portion of the shares of Common Stock owned by such Tag-along Shareholder, up to a number of whole shares equal to the product obtained by multiplying (x) the total shares of Common Stock proposed to be transferred in the Sale by (y) a fraction, the numerator of which is the number of shares of Common Stock of the class proposed to be transferred in the Sale owned by such Tag-along Shareholder immediately prior to the time of the Sale, and the denominator of which is the aggregate total number of shares of Common Stock of the class proposed to be transferred in the Sale owned by the Majority Shareholders and all Tag-along Shareholders exercising a Tag-along Right (the "**Co-Selling Shareholders**") immediately prior to the time of the Sale (the "**Co-Sale Shares**"), rounded down to the next lowest whole number. Such election shall be irrevocable and each Majority Shareholder and each Co-Selling Shareholder shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Sale.

(c) Tag-along Procedure. If a proposed transferee of the Offered Shares refuses to conclude a transfer of Co-Sale Shares validly attempted under this Agreement, the Majority Shareholders may nonetheless conclude the Sale, and shall, immediately upon receipt of the consideration due for such shares of Common Stock, transfer and assign to the Co-Selling Shareholder(s) the respective amount of consideration that each would have received upon conclusion of the exercise of such Shareholder's Tag-along Right. In exchange therefor, each Co-Selling Shareholder shall transfer and assign to the Majority Shareholders the Co-Sale Shares that such Co-Selling Shareholder would have sold to the proposed transferee pursuant to such Co-Selling Shareholders Tag-along Election Notice. If the Corporation is unable, for any reason whatsoever, to secure the signature of any Shareholder to any applicable document in connection with the transfer and assignment of Co-Sale Shares pursuant to this Section 4(c), then by signing this Agreement such Shareholder hereby irrevocably designates and appoints the Corporation's Board of Directors (or any designee thereof) as such Shareholder's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

(d) Transfer to Corporation Excluded. For clarification, no Shareholder may exercise a Tag-along Right with respect to any redemption of shares of Common Stock by the Corporation.

5. Legend. In addition to any other legends required pursuant to the Corporation's Articles of Incorporation or Bylaws or otherwise, all certificates for outstanding stock of the Corporation shall bear a legend thereon, in form and substance as follows:

> "This certificate and the shares of stock and all rights thereby represented are subject to the terms, provisions, and conditions of a Shareholder Agreement dated January 31, 2020, and may not be sold or transferred except in accordance with the terms and provisions of such Agreement, a copy of which is on file at the office of the Corporation."

6. Transferees. In the event of the issuance of any shares of Common Stock subsequent to the date of this Agreement, or the transfer in any manner of shares of Common Stock by a Shareholder to any permitted transferee, the Corporation and each such Shareholder agree he, she or it shall obtain, as a condition to and upon issuance or transfer, the written consent and undertaking of the new Shareholder or the transferee to become a party to and be bound by the terms of this Agreement and to the placing of the legend required by Section 5 hereof upon the certificate representing such shares of Common Stock, and the consent of the spouse of the new Shareholder or transferee, if married, pursuant to the consent of spouse attached hereto as Exhibit A. No transfer of shares of Common Stock may occur absent such written consent and undertaking of the new Shareholder or transferee and any spouse of such new Shareholder or transferee.

7. Termination Events. This Agreement shall terminate upon the earliest to occur of any one of the following events:

(a) The liquidation, dissolution or indefinite cessation of the business operations of the Corporation;

(b) The execution by the Corporation of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Corporation;

(c) A firm commitment underwritten public offering by the Corporation of shares of its Common Stock pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (a "**Qualified IPO**");

(d) The sale, conveyance or disposal of all or substantially all of the Corporation's property or business or the Corporation's merger with or into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation) in which the Corporation is not the survivor, *provided* that this Subsection 7(d) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation;

(e) The written agreement of the holders of all of the outstanding shares of Voting Common Stock; or

(f) With respect to any one Shareholder, upon the disposition by such Shareholder of all the shares of Common Stock that he, she or it then owns, in accordance with the terms and provisions of this Agreement.

8. Miscellaneous.

(a) Waiver. The application of any of the provisions of this Agreement may be waived by the written agreement of the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that such waiver shall be effective only for the limited purpose set forth in such written agreement; and *provided further* that no waiver of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such waiver would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders.

(b) Copy of Agreement. A copy of this Agreement shall at all times be kept in the principal office of the Corporation.

(c) Notice. Any notice required or permitted hereunder shall be given in writing either by personal delivery, mail or facsimile transmission. The date upon which any such notice is so personally delivered, or, if such notice is given by mail or facsimile transmission, the date upon which it is received by the addressee shall be deemed to be the effective date of such notice. Notices shall be sent to Shareholders using the addresses or fax numbers appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Corporation shall be sent using the address of the Corporation's principal office. Any party to this Agreement may from time to time change that party's notice address or fax number by written notice sent to all parties in accordance with this Subsection 8(c).

(d) Specific Performance. The shares of Common Stock of the Corporation cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Corporation will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer or the identity of the offeror pursuant to Sections 2, 3 or 4 hereof, then, in any such event, the Corporation may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Corporation may have.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(g) Modifications. This Agreement contains the entire agreement between the parties hereto relating to the subject matter hereof. Except as otherwise provided herein, this Agreement may be altered, amended or terminated only by a writing executed by the holders of not less than a majority of the shares of Voting Common Stock; *provided*, that no alteration or amendment of any provision of this Agreement shall adversely affect the rights of any Shareholder or Shareholders in a manner disproportionate to any adverse effect such alternation or amendment would have on the rights of the Shareholders holding shares of the same class or series of Common Stock without the consent of the disproportionately impacted Shareholders. Neither the Corporation nor any Shareholder shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) Further Acts. Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

(j) Dispute Resolution.

(i) Mediation. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, shall first be submitted to mediation, which shall focuses on the needs of everyone concerned and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to preserve and enhance relationships by developing a mutually acceptable agreement that will fulfill the needs of everyone concerned. A Shareholder desiring mediation may begin the process by giving the other Shareholders a written request to mediate, which shall describe the issues involved and invite the other Shareholders to join with the Shareholder giving the request to name a mutually agreeable mediator and a time frame for the mediation. The Shareholders and the mediator may adopt any procedural format that is appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and nondiscoverable in any subsequent arbitration or litigation. If the Shareholders can agree upon a mutually acceptable agreement, such agreement shall be reduced to writing and signed by all Shareholders, and the dispute shall be deemed to have ended. If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if any Shareholder refuses to mediate or to name a mutually acceptable mediator and time frame for mediation within a period of time that is reasonable considering the urgency of the disputed matter, then any Shareholder who desires dispute resolution shall seek arbitration.

(ii) Arbitration. All disputes, differences or questions arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, which have not been settled by mediation shall be resolved by binding arbitration in Seattle, Washington, in accordance with the arbitration rules of the American Arbitration Association that are in effect at the time the arbitration is initiated, and judgment upon the award rendered pursuant to such arbitration may be entered in any court having jurisdiction thereof. In the event of any such arbitration, the prevailing party shall be entitled to recover reasonable costs and attorney fees as fixed by the arbitrator. Nothing herein, however, shall prevent a Shareholder or the Corporation from resorting to a court of competent jurisdiction in instances where injunctive relief may be appropriate or for the purposes of enforcing the provisions of Sections 1 and 2 of this Agreement.

(k) Applicable Law/Venue. This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Washington, without giving effect to its choice of law principles. The exclusive venue for any action brought under this Agreement shall be in the courts of the State of Washington, located in King County, and the parties to this Agreement consent to the exclusive jurisdiction of such courts.

(l) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(m) Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. The an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include" and "including" shall mean "include" or "including" "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

(n) Spousal Interest in Shares of Common Stock. To the extent that any shares of Common Stock of a Shareholder constitute the community property of the Shareholder and his or her spouse, the Shareholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, by executing a spousal consent in the form attached hereto as Exhibit A. If a Shareholder marries or remarries subsequent to the Effective Date of this Agreement, the Shareholder shall obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

[*signature page follows*]

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

BIG DERBY DISTILLING COMPANY
a Washington corporation

By:_________________________________
Name: Jason D. Parker
Its: President

IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement as of the Effective Date.

SHAREHOLDERS:

If an entity:

____
(print entity name)

By: ________________________________

Print Name: ___________________________

Title: _______________________________

Address for Notice:

____

____

If an individual:

By: ________________________________

Print Name: ___________________________

Address for Notice:

____

____

SCHEDULE A

VOTING COMMON SHAREHOLDERS
(as of July 19, 2021)

SHAREHOLDER/ADDRESS	SHARES OF VOTING COMMON STOCK	PERCENTAGE OF VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
Jason D. Parker 4113 54th Ave SW Seattle, WA 98116	2,000,000	9.94%	9.94%
Big Derby Distilling Company 401(k) Plan F/B/O Jason Parker PO Box 16468 Seattle, WA 98116	6,474,547	32.17%	32.17%
Michah L. Nutt 946 20th Ave E Seattle, WA 98112	8,474,547	42.10%	42.10%
Kathleen Humphrey 4113 54th Ave SW Seattle, WA 98116	160,000	0.79%	0.79%
Jeffrey Kanof 708 N I Street Tacoma, WA 98403	3,019,245	15.00%	15.00%
TOTAL	**20,128,339**	**100.00%**	**90.99%**

NON-VOTING COMMON SHAREHOLDERS
(as of July 19, 2021)

SHAREHOLDER/ADDRESS	SHARES OF NON-VOTING COMMON STOCK	PERCENTAGE OF NON-VOTING COMMON STOCK	PERCENTAGE OF ALL COMMON STOCK
TOTAL	**1,992,258**	**100.00%**	**9.01%**

EXHIBIT A

BIG DERBY DISTILLING COMPANY

SHAREHOLDER AGREEMENT

CONSENT OF SPOUSE

I, ______________________________, spouse of ___________________________, have read and approve the foregoing Second Amended and Restated Shareholder Agreement of Big Derby Distilling Company (the "**Agreement**"). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the amendment of or the exercise of any rights under the Agreement and agree to be bound by the provisions of the Agreement insofar as I may have any rights in the Agreement or any shares of Common Stock issued pursuant thereto under the community property laws of the state of Washington or similar laws relating to marital property in effect in the state of our residence as of the date of the Agreement. I have been informed of my right to obtain independent legal counsel concerning this Agreement and the rights and obligations provided for in this Agreement, and by execution of this Agreement, acknowledge having either obtained such independent counsel or having waived the same.

____
(Signature)

____
(Printed Name)